UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                            Korn/Ferry International
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    50064320
                                 (CUSIP Number)

                                 David L. Lowe
                       Friedman Fleischer & Lowe GP, LLC
                         One Maritime Plaza, Suite 1000
                        San Francisco, California 94111
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 13, 2002
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)






--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                        ------------------
CUSIP No.  500643200                SCHEDULE 13D              Page 2 of 9 Pages

----------------------                                        ------------------

------------ -------------------------------------------------------------------
 1           NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Friedman Fleischer & Lowe Capital Partners, L.P.
------------ -------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                  (b) [X]

------------ -------------------------------------------------------------------
 3           SEC USE ONLY

------------ -------------------------------------------------------------------
 4           SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                    [   ]

             Not applicable
------------ -------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION

             Friedman Fleischer & Lowe Capital Partners, L.P. is organized under the laws of the State of Delaware.
------------ --- ---------------------------------------------------------------
              7  SOLE VOTING POWER
 NUMBER OF
   SHARES        5,059,222 (including shares issuable upon exercise of warrants)
BENEFICIALLY --- ---------------------------------------------------------------
  OWNED BY    8  SHARED VOTING POWER
    EACH
 REPORTING       0
PERSON WITH  --- ---------------------------------------------------------------
              9  SOLE DISPOSITIVE POWER

                 5,059,222 (including shares issuable upon exercise of warrants)
             --- ---------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER

                 0
------------ -------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,059,222 (including shares issuable upon exercise of warrants)
                       (See Item 5)
------------ -------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                 [   ]

             Not applicable
------------ -------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Approximately 11.76%  (See Item 5)
------------ -------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON *

             PN
============ ===================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No.  500643200                SCHEDULE 13D              Page 3 of 9 Pages

----------------------                                        ------------------

------------ -------------------------------------------------------------------
 1           NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             FFL Executive Partners, L.P.
------------ -------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                  (b) [X]

------------ -------------------------------------------------------------------
 3           SEC USE ONLY

------------ -------------------------------------------------------------------
 4            SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                [   ]

             Not applicable
------------ -------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION

             FFL Executive Partners, L.P. is organized under the laws of the State of Delaware.
------------ ------ ------------------------------------------------------------
               7    SOLE VOTING POWER
 NUMBER OF
   SHARES           91,554 (including shares issuable upon exercise of warrants)
BENEFICIALLY ------ ------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH
 REPORTING          0
PERSON WITH  ------ ------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER

                    91,554 (including shares issuable upon exercise of warrants)
             ------ ------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
------------ -------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             91,554 (including shares issuable upon exercise of warrants)
                    (See Item 5)
------------ -------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                 [   ]

             Not applicable
------------ -------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Approximately .21%  (See Item 5)
------------ -------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON *

             PN
============ ===================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 9 Pages

Item 1.    Security and Issuer

The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Korn/Ferry International, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1800 Century Park East, Suite 900, Los Angeles, CA 90067.

Item 2.    Identity and Background

(a) - (c)

      This Statement is being filed by Friedman Fleischer & Lowe Capital Partners, L.P., a Delaware limited partnership ("FFL Capital Partners"), and FFL Executive Partners, L.P., a Delaware limited partnership ("FFL Executive Partners", and together with FFL Capital Partners, the "FFL Funds" or the "Reporting Persons"). Each of the FFL Funds is engaged in the private equity business. The business address of each of the FFL Funds is One Maritime Plaza, Suite 1000, San Francisco, CA 94111.

      The general partner of each of the FFL Funds is Friedman Fleischer & Lowe GP, LLC, a Delaware limited liability company ("FFL GP"), the business address of which is One Maritime Plaza, Suite 1000, San Francisco, CA 94111. The principal business of FFL GP is serving as the general partner to private equity funds, including the FFL Funds. FFL GP is managed by three senior managing members who are David L. Lowe, Spencer C. Fleischer and Tully M. Friedman and one managing member who is Christopher A. Masto (collectively, the "Managing Members"). The principal occupation of each of Messrs. Lowe, Fleischer, Friedman and Masto is serving as a managing member of FFL GP. The business address of each of the Managing Members is One Maritime Plaza, Suite 1000, San Francisco, CA 94111.

(d) During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

(f)   Each of the Managing Members is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

         Purchase of Securities

        On June 13, 2002, the Issuer entered into a Purchase Agreement (the "Purchase Agreement') with the FFL Funds, pursuant to which the Company issued and sold to the FFL Funds for an aggregate purchase price of $50,000,000 (i) 10,000 shares of its 7.5% Convertible Series A Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a purchase price of $1,000 per share, (ii) 7.5% Convertible Subordinated Notes Due 2010, in an aggregate principal amount of $40,000,000 (the "Notes"), and (iii) eight-year warrants (the "Warrants") to purchase 272,727 shares of Common Stock, with an exercise

                                                              Page 5 of 9 Pages

price of $12.00 per share. The Preferred Stock and the Notes are convertible into Common Stock at a conversion price of $10.25 per share, initially representing 4,878,049 shares of Common Stock.

         The Preferred Stock is subject to the terms and conditions of the Certificate of Designations attached hereto as Exhibit 1 and is incorporated by reference to this Item 3. Dividends on the Preferred Stock accrue on the original purchase price (the "Issue Price") at an annual rate equal to 7.5%. Dividends are payable semi-annually and will be paid in additional shares of Preferred Stock; provided, however, that prior to June 13, 2004, the Issuer will pay dividends equal to 1% of the Issuance Price in cash and equal to 6.5% of the Issuance Price in additional shares of Preferred Stock; and provided, further, at the option of the Issuer, the Issuer may pay dividends on shares of Preferred Stock after June 13, 2004 entirely in cash or in additional shares of Preferred Stock. Each of the FFL Funds may at any time convert all or part of its Preferred Stock, plus any accrued and unpaid dividends thereon, into the number of shares of Common Stock equal to the quotient obtained by dividing (i) the Issuance Price, plus any accrued and unpaid dividends thereon, by (ii) a conversion price of $10.25 per share, as such price shall be adjusted from time to time. The Issuer is required on June 13, 2010 to redeem all of the outstanding shares of Preferred Stock at a redemption price per share equal to 101% of the Issuance Price, plus an amount equal to all accrued and unpaid dividends through June 13, 2010.

         The Notes are subject to the terms and conditions of the form of 7.5% Convertible Subordinated Note Due 2010 attached hereto as Exhibit 2 and is incorporated by reference to this Item 3. Interest accrues on the Notes at an annual rate equal to 7.5%. Interest is payable semi-annually and will be paid in additional Notes; provided, however, that prior to June 13, 2004, the Issuer will pay interest equal to 1% of the outstanding principal amount of the Notes in cash and equal to 6.5% of the outstanding principal amount of the Notes in additional Notes; and provided, further, at the option of the Issuer, the Issuer may pay interest after June 13, 2004 entirely in cash or in additional Notes. The FFL Funds may at any time convert all or any portion of the outstanding principal amount of the Notes, plus any accrued and unpaid interest thereon, into the number of shares of Common Stock equal to the quotient obtained by dividing (i) the outstanding principal amount of the Notes (or portion thereof), plus any accrued and unpaid interest thereon, by (ii) a conversion price of $10.25 per share, as such price shall be adjusted from time to time. The Issuer will redeem the Note on June 13, 2002 at a redemption price equal to 101% of the outstanding principal amount, plus an amount equal to all accumulated but unpaid interest through June 13, 2010.

         The Preferred Stock and the Notes are also subject to the terms of the Subordination Agreement made by the Issuer and the FFL Funds in favor of Bank of America, N.A. and other senior creditors described therein, attached hereto as
Exhibit 3 and is incorporated by reference to this Item 3.

         The Warrants are subject to the terms and conditions of the form of Stock Purchase Warrant attached hereto as Exhibit 4 and is incorporated by reference to this Item 3.

         Pursuant to an Investor Rights Agreement among the Issuer and FFL Funds, which is attached hereto as Exhibit 5 and incorporated by reference to this Item 3, the Issuer has agreed, among other things, (i) to prepare and file with the Securities and Exchange Commission a registration statement covering the resale of the shares of Common Stock issuable pursuant to the terms of the Preferred Stock, the Notes and the Warrants, (ii) to expand the number of directors on the Board of Directors of the Issuer to twelve and designate two persons (the "Designated Directors") chosen by the FFL Funds to the Board of Directors, (iii) to provide the FFL Funds with the right to subscribe for a proportional share of certain future equity issuances by the Issuer, and (iv) to grant the FFL Funds certain other rights as more fully described therein. The FFL Funds have designated David L. Lowe and Spencer C. Fleischer as the Designated Directors and they were appointed by the Issuer to its Board of Directors on June 27, 2002. The FFL Funds agreed in the Investor Rights Agreement, among other things, (i) not to acquire beneficial ownership of any Common Stock or other securities of the Company, including rights or options to acquire such ownership; and (ii) not to take any actions with the intent or effect of controlling the Board of Directors of the Issuer or appointing

                                                              Page 6 of 9 Pages

additional members to the Board of the Directors of the Issuer besides the Designated Directors.


         Pursuant to the Certificate of Designations, the Issuer is required to obtain the prior written consent of two thirds of the shares of Preferred Stock at the time outstanding to a range of corporate governance matters, including without limitation, changing the rights of the Preferred Stock, paying any dividend or distribution with respect to the Common Stock, changing the business of the Issuer in any fundamental respect or effecting a voluntary liquidation or dissolution of the Issuer.

         Source of Funds

         The funds provided by the FFL Funds for the acquisition of the Issuer's securities disclosed in this Schedule 13D were obtained from the FFL Funds' contributed capital, which includes funds that are held available for such purpose.


Item 4.    Purpose of Transaction

        The acquisition of the Issuer's securities has been made by the Reporting Persons for investment purposes. On an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock and other equity securities, other available investment opportunities, money and stock market conditions and other future developments, each of the Reporting Persons may decide to sell all or part of its holdings of the Issuer's Common Stock or other securities in one or more public or private transactions.

         Except as set forth in this Schedule 13D, none of the Reporting Persons has a present plan or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions, subject to any applicable terms and conditions in the Investor Rights Agreement, which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the New York Stock Exchange or causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Exchange Act.

                                                              Page 7 of 9 Pages

Item 5.    Interest in Securities of Issuer

         (a) The following table describes the number of shares of Common Stock issuable upon exercise or conversion of derivative securities and the percentage of outstanding shares of Common Stock that would be owned by the Reporting Persons upon such issuance. All percentages below are based on 37,868,699 shares of Common Stock issued and outstanding on June 13, 2002, as represented by the Issuer in the June 13, 2002 Purchase Agreement.

        Name              Warrants        Preferred Stock           Notes              Total         Percent Ownership
        ----              --------        ---------------           -----              -----         -----------------

FFL Capital Partners      267,881             958,244             3,833,097          5,059,222             11.76%

FFL Executive              4,846              17,366               69,342             91,554               0.21%
Partners

Total  (FFL Funds)        272,727             975,610             3,902,439          5,150,766             11.97%

         (b) FFL Capital Partners. FFL Capital Partners has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, 5,059,222 shares of Common Stock.

         FFL Executive Partners. FFL Executive Partners has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, 91,554 shares of Common Stock.

         FFL GP. FFL GP may be deemed to have the power to vote, and direct the vote of, or to dispose, or direct the disposition of, the 5,150,766 shares of Common Stock owned by FFL GP, as the general partner of each of the FFL Funds. FFL GP disclaims beneficial ownership of any shares of Common Stock owned by the FFL Funds, except to the extent of its pecuniary interest therein, if any.

         The Managing Members. The Managing Members may be deemed to have the power to vote, and direct the vote of, or to dispose, or direct the disposition of, the 5,150,766 shares of Common Stock owned by the FFL Funds as managing members of FFL GP. Each of the Managing Members disclaims beneficial ownership of any shares of Common Stock owned by the FFL Funds, except to the extent of his pecuniary interest therein, if any.

         (c) Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in shares of Common Stock (or in Common Stock equivalents) during the past 60 days.

         (d) Except as otherwise described herein, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

         (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the shares of Common Stock.

                                                              Page 8 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer


         Reference is hereby made to the information disclosed under Items 3 and 4 of the Schedule 13D and is incorporated by reference in response to this Item 6.

Item 7.  Material to be Filed as Exhibits

Exhibit 1 -    Certificate of Designations of 7.5%  Convertible  Series A
               Preferred Stock  (incorporated  by reference to the Issuer's Form
               8-K filed with the SEC on June 18, 2002).

Exhibit 2 -    Form of  7.5%  Convertible  Subordinated  Notes  Due  2010
               (incorporated by reference to the Issuer's Form 8-K filed with the SEC on June 18, 2002).

Exhibit 3 -    Subordination  Agreement,  dated as of June 13, 2002, made by the Issuer and the FFL Funds in favor of Bank of America, N.A.
               and other senior creditors described therein (incorporated by reference to the Issuer's Form 8-K filed with the SEC on June 18,
               2002).

Exhibit 4 -    Form of Stock Purchase Warrant  (incorporated
               by reference to the Issuer's  Form 8-K filed with the SEC on June
               18, 2002).

Exhibit 5 -    Investor Rights Agreement, dated as of June 13, 2002, made by and among the Issuer and the FFL Funds (incorporated by reference to the Issuer's Form 8-K filed with the SEC on June 18,
               2002).

                                                              Page 9 of 9 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               INVESTORS:

Dated:  June 28, 2002           FRIEDMAN FLEISCHER & LOWE CAPITAL PARTNERS, L.P.

                                By: Friedman Fleischer & Lowe GP, LLC,
                                       its general partner


                                By: /s/ Christopher A. Masto
                                Name: Christopher A. Masto
                                Title:  Managing Member


Dated:  June 28, 2002           FFL EXECUTIVE PARTNERS, L.P.

                                By: Friedman Fleischer & Lowe GP, LLC,
                                       its general partner


                                By: /s/ Christopher A. Masto
                                Name: Christopher A. Masto
                                Title:  Managing Member